Exhibit 99.2

Top Financial Group Limited

Condensed Consolidated Balance Sheets

(Expressed in U.S. Dollars, except for the number of shares)

	September 30,	March 31,
	2022	2022
	(unaudited)
Assets
Cash and cash equivalents	$23,485,746	$6,199,213
Restricted cash	2,187,567	1,757,546
Receivables from broker-dealers and clearing organizations	1,971,101	2,360,157
Receivables from customers	2,843,072	1,230,542
Payments on behalf of customers for trading activities	2,626,386	-
Receivables from a customer – related party	1,512,129	-
Securities owned, at fair value	2,013,675	1,288,747
Fixed assets, net	413,934	421,285
Intangible asset, net	63,696	63,837
Right of use assets	202,536	242,665
Deposit for long-term investments	200,000	-
Income tax recoverable	45,863	20,292
Other assets	1,054,300	296,532
Total assets	$38,620,005	$13,880,816

Liabilities and shareholders’ equity
Payable to customers	$3,660,323	$3,210,113
Payable to customer – related parties	99,204	99,423
Accrued expenses and other liabilities	145,855	131,317
Operating lease liabilities	201,774	244,861
Total liabilities	4,107,156	3,685,714

Commitments and contingencies

Shareholders’ Equity
Common shares, $0.001 par value, 150,000,000 shares authorized; 35,050,000 and 30,000,000 shares issued and outstanding at September 30, 2022 and March 31, 2022, respectively)	35,050	30,000
Additional paid-in capital	25,423,909	2,934,595
Retained earnings	9,102,714	7,264,531
Accumulated other comprehensive loss	(48,824)	(34,024)
Total shareholders’ equity	34,512,849	10,195,102

Total liabilities and shareholders’ equity	$38,620,005	$13,880,816

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Top Financial Group Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended September 30,
	2022	2021
Revenues
Futures brokerage commissions	$2,639,572	$2,432,281
Trading solution services fees	2,369,296	978,126
Other service revenues	56,778	295,528
Trading gains (losses)	6,098	(497,476)
Interest income and others	85,664	2,306
Total revenues	5,157,408	3,210,765

Expenses
Commission expenses	1,737,516	1,514,176
Compensation and benefits	487,974	288,583
Communications and technology	309,600	213,921
Occupancy	62,461	60,986
Travel and business development	125,704	24,440
Professional fees	524,574	177,938
Other administrative expenses	71,396	21,413
Total expenses	3,319,225	2,301,457

Income before income taxes	1,838,183	909,308
Income tax expenses	-	42,865
Net income	1,838,183	866,443

Other comprehensive loss
Total foreign currency translation adjustment	(14,800)	(9,228)
Total comprehensive income	$1,822,383	$857,215

Earnings per share:
Basic and diluted*	$0.06	$0.03

Weighted average number of common shares outstanding:
Basic and Diluted*	33,280,055	30,000,000

*	Retrospectively restated for effect of share reorganization (see Note 7).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Top Financial Group Limited

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollar, except for the number of shares)

	Common Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares*	Amount	Capital	Earnings	Income (Loss)	Equity
Balance as of March 31, 2021	30,000,000	$30,000	$2,934,595	$3,773,226	$16,366	$6,754,187
Net income	-	-	-	866,443	-	866,443
Foreign currency translation adjustment	-	-	-	-	(9,228)	(9,228)
Balance as of September 30, 2021	30,000,000	$30,000	$2,934,595	$4,639,669	$7,138	$7,611,402

Balance as of March 31, 2022	30,000,000	$30,000	$2,934,595	$7,264,531	$(34,024)	$10,195,102
Issuance of common shares pursuant to initial public offering (“IPO”)	5,000,000	5,000	22,489,364	-	-	22,494,364
Issuance of common shares to a service provider for successful IPO	50,000	50	(50)	-	-	-
Net income	-	-	-	1,838,183	-	1,838,183
Foreign currency translation adjustment	-	-	-	-	(14,800)	(14,800)
Balance as of September 30, 2022	35,050,000	$35,050	$25,423,909	$9,102,714	$(48,824)	$34,512,849

*	Retrospectively restated for effect of share reorganization (see Note 7).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Top Financial Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. dollar)

	For the Six Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net income	$1,838,183	$866,443
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	7,336	4,536
Amortization of right of use assets	49,683	4,756
Change in operating assets and liabilities:
Receivables from customers	(1,612,530)	(840,205)
Receivables from a customer – related party	(1,512,129)	(36,486)
Payment on behalf of customers for trading activities	(2,626,387)	-
Receivables from broker-dealers and clearing organizations	383,982	(38,945)
Securities owned, at fair value	(726,480)	(313,621)
Other assets	(915,313)	(327,100)
Payable to customers	456,063	1,857,416
Payable to customers – related parties	-	801,339
Contract liabilities	-	313,329
Accrued expenses and other liabilities	14,777	7,012
Income tax payable	(25,624)	42,865
Lease liabilities	(52,638)	(4,756)
Net cash (used in) provided by operating activities	(4,721,077)	2,336,583

Cash flows from financing activities:
Payment of deposits for long-term investments	(200,000)	-
Net cash used in financing activities	(200,000)	-

Cash flows from financing activities:
Proceeds from issuance of common shares pursuant to IPO, net of issuance cost	22,651,029	-
Net cash provided by financing activities	22,651,029	-

Effect of exchange rates on cash, cash equivalents and restricted cash	(13,398)	(13,246)

Net increase in cash, cash equivalents and restricted cash	17,716,554	2,323,337
Cash, cash equivalents and restricted cash, beginning of period	7,956,759	6,835,476
Cash, cash equivalents and restricted cash, end of period	$25,673,313	$9,158,813

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$23,485,746	$4,683,928
Restricted cash	2,187,567	4,474,885
Total cash, cash equivalents, and restricted cash	$25,673,313	$9,158,813

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-

Non-cash operating, investing and financing activities
Right of use assets obtained in exchange for operating lease obligations	$9,852	$298,178

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

1. Organization and Description of Business

TOP Financial Group Limited (formerly “Zhong Yang Financial Group Limited”) (“TFGL”) is a company incorporated in Cayman Islands with limited liability on August 1, 2019. ZYFGL is a parent holding company with no operations. Effective on July 13, 2022  , the Company changed its name from “Zhong Yang Financial Group Limited” to “TOP Financial Group Limited” (“Name Change”).

TFGL has two wholly-owned subsidiaries, ZYSL (BVI) Limited (“ZYSL (BVI)”) and ZYCL (BVI) Limited (“ZYCL (BVI)”), both which are investment holding entities formed under the laws and regulations of the British Virgin Islands on August 29, 2019.

Zhong Yang Securities Limited (“ZYSL”), a wholly-owned subsidiary of ZYSL (BVI), was established in accordance with laws and regulations of Hong Kong on April 22, 2015 with a registered capital of HKD 18,000,000 (approximately $2.3 million). ZYSL is a limited liability corporation licensed with the Hong Kong Securities and Futures Commission (“HKSFC”) to carry out regulated activities including Type 1 Dealing in Securities and Type 2 Dealing in Futures Contracts.

Zhong Yang Capital Limited (“ZYCL”), a wholly-owned subsidiary of ZYCL (BVI), was established in accordance with laws and regulations of Hong Kong on September 29, 2016 with a registered capital of HKD 5,000,000 (approximately $0.6 million). ZYCL is a limited liability corporation licensed with the HKSFC to carry out regulated activities Type 4 Advising on Securities, Type 5 Advising on Futures Contracts and Type 9 Asset Management.

Six subsidiaries, ZYAL (BVI) Limited (“ZYAL (BVI)”), ZYTL (BVI) Limited (“ZYTL (BVI)”), ZYNL (BVI) Limited (“ZYNL (BVI)”), WIN100 Tech Limited (“WIN100 TECH”), ZYPL (BVI) Limited (“ZYPL (BVI)”), and ZYXL (BVI) Limited (“ZYXL (BVI)”) were incorporated under the laws of British Virgin Islands on January 7, 2021, January 12, 2021, January 20, 2021, May 14, 2021, July 14, 2022 and July 14, 2022, respectively. These subsidiaries are dormant as of the date of this report, except for WIN100 TECH, which provides trading solutions for clients trading on the world’s major derivatives and stock exchanges.

TFGL together with its subsidiaries (collectively, the “Company”) are primarily engaged in providing futures brokerage and other financial services in Hong Kong through a trading platform to its customers. The Company generates brokerage commission income by enabling its customer to trade on multiple exchanges around the world.

On June 3, 2022, the Company completed its initial public offering on the National Association of Securities Dealers Automated Quotations (“NASDAQ”). In this offering, 5,000,000 ordinary shares were issued at a price of $5.00 per share. The gross proceeds received from the initial public offering totaled US$ 25.0 million. The offering closed on June 3, 2022 and the Ordinary Shares began trading on June 1, 2022 on The Nasdaq Capital Market under the ticker symbol “TOP.”

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

1. Organization and Description of Business (Continued)

Reorganization

Reorganization of the legal structure of the Company (“Reorganization”) has been completed on March 26, 2020 by carrying out a sequence of contemplated transactions, where the Company became the holding company of all entities discussed above.

Previous to the reorganization, both ZYSL and ZYCL were held by Zhong Yang Holdings Company (the “Predecessor Parent Company”), a company incorporated in Hong Kong with limited liability on April 21, 2015. The Predecessor Parent Company was owned 55.5% by Ms. Yang Junli, 20.2% by Ms. Ji An, 10% by Mr. Chen Tseng Yuan, 8.3% by Ms. Lo Yung Yung, 4% by Ms. Chen Hong, and 2% by Mr. Li Jian. The first step of the Reorganization was incorporating TFGL, which had then incorporated ZYSL (BVI) and ZYCL (BVI) on August 29, 2019. With the approval obtained from HKSFC, the ownership interests in ZYSL and ZYCL were transferred from the Predecessor Parent Company to ZYSL (BVI) and ZYCL (BVI), respectively on March 26, 2020.

Before and after the Reorganization, the Company, together with its wholly-owned subsidiaries, are ultimately and effectively controlled by the same shareholders. Hence, the Reorganization is considered under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the first period presented in the accompanying consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of presentation and principle of consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited condensed consolidated balance sheets as of September 30, 2022 and for the unaudited condensed consolidated statement of operations and comprehensive loss for the six months ended September 30, 2022 and 2021 have been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended March 31, 2022, which was filed with the SEC on August 16, 2022 .

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s unaudited condensed consolidated financial statements for the year ended March 31, 2022. The results of operations for the six months ended September 30, 2022 and 2021 are not necessarily indicative of the results for the full years.

The unaudited condensed consolidated financial statements include the financial statements of parent company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the U. S. requires the use of estimates and assumptions that affect both the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less. The Company maintains its cash in bank deposit accounts which at times may exceed insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Restricted cash

The balance of restricted cash represents the bank balance the Company held on behalf of customers. The Company maintains segregated bank accounts with authorized institutions to hold clients’ monies arising from its normal course of business. The segregated clients account balance are restricted for client transactions and governed by the Securities and Futures (Client Money) Rule under the Hong Kong Securities and Futures Ordinance (“HKSFO”). The Company has classified such segregated clients account balances as restricted cash.

Securities owned, at fair value

Securities owned, at fair value, mainly investment in common stocks, are recorded at fair value with the resulting realized and unrealized gains and losses reflected in trading gains in the consolidated statements of income and comprehensive income. Realized gains and losses from securities transactions are recorded on the identified cost basis. All securities transactions and transaction costs are recorded on a trade date basis.

Receivables from broker-dealers and clearing organizations

Receivables arise from the business of dealing in futures or investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days. The balance of receivables from broker-dealers and clearing organizations represents such receivables related to the Company’s customer trading activities and proprietary trading activities.

As of September 30, 2022 and March 31, 2022, receivables from broker-dealers and clearing organizations consisted of the following:

	September 30,	March 31,
	2022	2022
Receivables from broker-dealers and clearing organizations for futures customer accounts	$1,844,613	$2,112,402
Receivables from broker-dealers and clearing organizations for securities customer accounts	32,692	84,333
Receivables from broker-dealers and clearing organizations for securities proprietary trading	93,796	163,422
	$1,971,101	$2,360,157

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

Receivables from customers

Receivables from customers include the future brokerage commissions due, trading solution services fees and other amounts due from customers once the transactions have been executed and completed. Receivables from customers are recorded net of allowance for doubtful accounts. Revenues earned from the future brokerage service are included in future brokerage commission, and revenues earned from trading solution services are included in trading solution services income. The amounts receivable from customers that are determined by management to be uncollectible and are recorded as bad debt expense in the consolidated statements of operations. For the six months ended September 30, 2022 and 2021, no allowance for doubtful accounts were recorded.

Payment on behalf of customers for trading activities

Payment on behalf of customers for trading activities represent payments advanced by the Company on behalf of customers for investment securities through broker dealers. The customers do not have the rights to direct the trading of these securities until they payoff the outstanding balance.

Fixed assets, net

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method based on the estimated useful life. The useful lives of office equipment as follows:

Computer and electronic equipment	3-5 years
Software	3-5 years
Furniture and fixtures	4 years
Investment properties	50 years

As of September 30, 2022 and March 31, 2022, the Company had three apartments in Cambodia and accounted for these apartments as investment properties. The Company holds these apartments for the purpose to earn rental expenses or capital appreciation.

Expenditures for repairs and maintenance, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income and other comprehensive income in other income or expenses.

Intangible assets

Intangible assets are originally recognized at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Company’s intangible assets consist of eligibility rights to trade on or through the Stock Exchange of Hong Kong Limited (the “SEHK”). Management has determined that such assets have indefinite useful lives. These intangible assets are not amortized and tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets was recognized for the six months ended September 30, 2022 and 2021.

Operating leases

Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The Company leases its office from a third-party lessor since September 2021, before that the Company leased the same office from the Predecessor Parent Company (see note 8), which is classified as an operating lease in accordance with Topic 842.

At the commencement date of the lease agreement between the Company and the third party lessor, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. There was no impairment for right-of-use lease assets as of September 30, 2022 and March 31, 2022.

Payables to customers

Payables to customers arise from the business of dealing in futures and investment securities. Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers.

Revenue Recognition

a)	Revenue from Contracts with Customers

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenues and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

a)	Revenue from Contracts with Customers (continued)

The Company identified each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

Futures brokerage commissions

The Company earns fees and commissions from futures brokerage services based on a fixed rate for each transaction, all of which are under the consolidated accounts where the customer information are not disclosed to the third party brokers. When a customer executes a futures transaction through the Company’s platform, futures brokerage commission is recognized upon the completion of this transaction. Only a single performance obligation is identified for each futures trading transaction, and the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. All of the Company’s revenues from contracts with customers are recognized at a point in time. The futures brokerage service could not be cancelled once it’s executed and is not refundable, so returns and allowances are not applicable. Commissions are charged for each customer trade order executed and cleared by the third-party brokers. The Company recognizes revenues on a gross basis as the Company is determined to be the primary obligor in fulfilling the trade order initiated by the customer. The Company may offer volume rebate as trading incentive to certain customer. The Company will review the customer’s transaction volume monthly and provide volume rebates on the commission charged to specific customers with large volume transactions. The volume rebate offered to such customer is accounted for as a variable consideration and determined based on most-likely amount method, which is recognized as a reduction of revenues. The Company did not offer volume rebates during the six months ended September 30, 2022 and 2021.

Trading solution services fees

The Company provides trading solution services to customers (e.g. individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and other financial products, through the internally developed proprietary investment management software. The Company’s trading solution provides a variety of functions suitable for front-end transaction executions to back-office settlement operations. The Company implements the initial installation of such software for each customer and provides hosting services for a period of time, generally two years, as agreed in the contracts. The initial installation is considered as a set-up activity, rather than a promised service to customer, which provides no incremental benefit to customer beyond permitting the access and use the hosted application. The Company identifies a single performance obligation from its contracts with customers. The Company charges each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per each transaction executed on the platform with a minimum monthly fee required. The Company recognizes the trading solution services as satisfied over the time.

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition (continued)

a)	Revenue from Contracts with Customers (continued)

Other service revenues

The Company also provides other financial services including securities brokerage, consulting services, currency exchange services and structured note subscriber services, and earns securities brokerage commissions, consultancy fee income and other revenues, which are recognized when the service is rendered according to the relevant contracts. For the six months ended September, 2022 and 2021, other revenues accounted for 1.1% and 9.2% of total revenues from contracts with customers, respectively.

Contract liabilities

The Company’s contract liabilities include payments received in advance of performance under structure note subscription service contracts which will be recognized as revenue as the Company executed the subscription service with brokers under the contract, as well as the deferred installation service fee received from trading solution services.

Sources of revenue

The Company has one revenue generating reportable geographic segment under ASC Topic 280 “Segment Reporting” and derives its revenues primarily from its futures brokerage service. The following table presents revenues from contracts with customers, in accordance with ASC Topic 606, by major source:

	For the Six Months Ended September 30,
	2022	2021
Futures brokerage commissions
Commission on futures broking earned from Hong Kong Exchange	$449,699	$607,030
Commission on futures broking from overseas Exchanges	2,189,873	1,825,251
Total futures brokerage commissions	2,639,572	2,432,281
Trading solution services fees	2,369,296	978,126
Other service revenues	56,778	295,528
Total major sources of revenues	$5,065,646	$3,705,935

b)	Trading gains, interest income and other

Trading gains and losses along with interest income fall within the scope of ASC Topic 825, Financial Instruments, which is excluded from the scope of ASC Topic 606. Trading gains and losses mainly consist of realized and unrealized gains and losses from the investment in US common stocks, which are included in Securities owned, at fair value. Interest and other income primarily consist of interests earned on bank deposit.

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

Commission expenses

Commission expenses related to futures and other financial service transactions are primarily transaction cost paid to broker-dealers. These costs are expensed as incurred.

Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of September 30, 2022 and March 31, 2022, there was no temporary differences and no deferred tax asset or liability recognized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company does not believe that there was any uncertain tax position as of September 30, 2022 and March 31, 2022.

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary share that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the six months ended September 30, 2022 and 2021, the Company had no dilutive stocks.

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

Translation of foreign currencies

The functional currency is U.S. dollar for the Company’s Cayman Island operations and Hong Kong dollar for all other entities’ operations. The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30,	March 31,
	2022	2022
Year-end spot rate	7.8498	7.8325

	For the Six Months Ended September 30,
	2022	2021
Average rate	7.8472	7.7718

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets included securities owned, at fair value.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments. As of September 30, 2022 and March 31, 2022, and for the six months ended September 30, 2022 and 2021, there was no Level 2 assets owned.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value. As of September 30, 2022 and March 31, 2022, and for the six months ended September 30, 2022 and 2021, there was no Level 3 assets owned.

As of September 30, 2022 and March 31, 2022, financial instruments of the Company comprised primarily current assets and current liabilities including cash and cash equivalents, restricted cash, receivables from customers, payments on behalf of customers for trading activities, receivables from broker-dealers and clearing organizations, securities owned, at fair value, payables to customers. The carrying amount of cash and cash equivalents, restricted cash, receivables from broker-dealers and clearing organizations, receivables from customers, payments on behalf of customers for trading activities, and payables to customers approximate their fair values because of the short-term nature of these instruments. Securities owned, at fair value as of September 30, 2022 and March 31, 2022, mainly consist of common stock investments and are based upon quoted market price.

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

2. Summary of Significant Accounting Policies (Continued)

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. Consequently, the Company has determined that it has only one reportable operating segment.

Concentration

For the six months ended September 30, 2022, three customers accounted for approximately 31%, 23% and 10% of the total revenue, respectively. For the six months ended September 30, 2021, three customers accounted for approximately 56%, 18% and 12% of the total revenue, respectively.

For the six months ended September 30, 2022, two brokers accounted for 74% and 25% the total commission expenses, respectively. For the six months ended September 30, 2021, two brokers accounted for 79% and 21% of the total commission expenses, respectively.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

3. Fixed assets, Net

As of September 30, 2022 and March 31, 2022, fixed assets consisted of the following:

	September 30,	March 31,
	2022	2022
Investment properties	$413,890	$413,890
Computer and electronic equipment	48,129	53,626
Software	3,050	3,056
Furniture and fixtures	405	4,929
Less: accumulated depreciation	(51,540)	(54,216)
	$413,934	$421,285

Depreciation expense was $7,336 and $4,536 for the six months ended September 30, 2022 and 2021, respectively.

4. Employee Benefits

All salaried employees of the Company in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) scheme under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Company makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of $191 per month. Contributions to the plan vest immediately. The Company recorded MPF expense of $8,936 and $8,262 for the six months ended September 30, 2022 and 2021, respectively.

5. Fair Value

The following table present information about the Company’s assets by major category measured at fair value on a recurring basis as of September 30, 2022 and March 31, 2022, and indicates the fair value hierarchy of the valuation technique utilized by the Company to determine such fair value.

Assets measured at fair value on a recurring basis as of September 30, 2022 and March 31, 2022:

	As of September 30, 2022
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$2,013,675	$2,013,675	$-	$-	$2,013,675
Total assets at fair value	$2,013,675	$2,013,675	$-	$-	$2,013,675

	As of March 31, 2022
	Carrying	Fair Value
	Value	Level 1	Level 2	Level 3	Total
Assets:
Securities owned, at fair value	$1,288,747	$1,288,747	$-	$-	$1,288,747
Total assets at fair value	$1,288,747	$1,288,747	$-	$-	$1,288,747

There was no transfer between any levels during the six months ended September 30, 2022 and 2021.

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

6. Operating lease

As of September 30, 2022, the Company had two non-cancelable office operating lease agreements with two third-party lessors, with lease term of two years and three years, respectively. Both lease agreements matured in September 2024. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

	September 30, 2022	March 31, 2022
Right of use assets	$202,536	$242,665

Operating lease liabilities	$201,774	$244,861

The weighted average remaining lease terms and discount rates for the above operating lease were as follows as of September 30, 2022 and March 31, 2022:

	September 30, 2022	March 31, 2022
Remaining lease term and discount rate
Weighted average remaining lease term (years)	1.94	2.46
Weighted average discount rate	5.00%	5.00%

During the six months ended September 30, 2022 and 2021, the Company incurred total operating lease expenses of $55,312 and $59,178, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of September 30, 2021:

Six months ended March 31, 2023	$52,970
Twelve months ended March 31, 2024	105,939
Twelve months ended March 31, 2025 and thereafter	44,141
Total lease payments	203,050
Less: imputed interest	(1,276)
Present value of lease liabilities	$201,774

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

7. Equity

Ordinary shares

The Company’s authorized share capital is 50,000,000 ordinary shares, par value $0.001 per share. On August 1, 2019, the Company issued 50,000,000 ordinary shares, which issuance was considered as being part of the reorganization of the Company.

On September 9, 2021, the sole shareholder of the Company surrendered 20,000,000 ordinary shares of US$0.001 par value each for no consideration. On September 9, 2021 the Company’s shareholders and Board of Directors approved to amend the authorized share capital from US$50,000, divided into 50,000,000 ordinary shares of a par value of US$0.001 per share, to US$150,000, divided into 150,000,000 ordinary shares of a par value of US$0.001 per share. The Company believes it is appropriate to reflect the such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 150,000,000 authorized shares, par value of US$0.001, of which 30,000,000 issued and outstanding as of March 31, 2021 and for the six months ended March 31, 2021.

On June 3, 2022, the Company completed its IPO on NASDAQ. In this offering, 5,000,000 ordinary shares were issued at a price of $5.00 per share.

On June 17, 2022, the Company issued 50,000 ordinary shares to its US counsel as a service fee for successful listing. The Company recorded the issuance as a reduction against additional paid-in capital.

As of September 30, 2022 and March 31, 2022, the Company had 35,050,000 and 30,000,000 ordinary shares issued and outstanding, respectively.

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

8. Related Party Transactions and Balances

a. Nature of relationships with related parties

Name	Relationship with the Company
Zhong Yang Holdings Limited	Predecessor Parent Company, owned by the same group of shareholders and determined to be a related party upon the completion of the Reorganization (See Note 1) on March 26, 2020.
Sunx Global Limited	Predecessor Parent Company owns 95% of Sunx Global Limited.
Mr. Huaixi Yang	Immediate family member of Ms. Junli Yang, the Chairwoman of the Board
WSYQR Limited	Wholly owned by Mr. Huaixi Yang

b. Related parties transactions

		For the Six Months Ended September 30,
	Nature	2022	2021
Zhong Yang Holdings Limited	Rental expenses	$-	$54,422
Mr. Huaixi Yang	Structure note subscription fee and interest income	$-	$6,426

c. Balance with related parties

	Nature	September 30, 2022	March 31, 2022
Mr. Huaixi Yang (1)	Receivables from a customer – a related party	$1,512,129	$-
Mr. Huaixi Yang (1)	Payable to customers - related parties	$-	$3,378
Sunx Global Limited (2)	Payable to customers - related parties	$30,580	$30,647
WSYQR Limited (3)	Payable to customers - related parties	$68,624	$65,398

(1)	The balances due from Mr. Huaixi Yang represented the payment on behalf of the related party for his trading securities investment through a broker dealer.

(2)	The balances due to Sunx Global Limited represented the bank balances held on behalf of the related party that were received by the Company for its futures and securities investments.

(3)	The balances due to WSYQR Limited represented the bank balances held on behalf of the related party that were received by the Company for its structure note investments.

Top Financial Group Limited

Notes to Unaudited Condensed Consolidated Financial Statements

For the Six Months Ended September 30, 2022 and 2021

9. Regulatory Requirements

The following table illustrates the minimum regulatory capital as established by the Hong Kong Securities and Futures Commission that the Company’s subsidiaries were required to maintain as of September 30, 2022 and March 31, 2022 and the actual amounts of capital that were maintained.

Capital requirements as of September 30, 2022:

	Minimum
	Regulatory	Capital	Excess	Percent of
	Capital	Levels	Net	Requirement
	Requirements	Maintained	Capital	Maintained
Zhong Yang Securities Limited	$382,175	$2,195,725	$1,813,550	575%
Zhong Yang Capital Limited	382,175	644,985	262,810	169%
Total	$764,350	$2,840,710	$2,076,360	372%

Capital requirements as of March 31, 2022:

	Minimum
	Regulatory	Capital	Excess	Percent of
	Capital	Levels	Net	Requirement
	Requirements	Maintained	Capital	Maintained
Zhong Yang Securities Limited	$383,019	$5,107,820	$4,724,801	1,334%
Zhong Yang Capital Limited	383,019	647,686	264,666	169%
Total	$766,038	$5,755,506	$4,989,467	751%

10. Subsequent Events

On November 11, 2022, ZYFL (BVI) Limited and ZYIL (BVI) Limited, two subsidiaries of the Company, were incorporated under the laws of British Virgin Islands.